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INVEST IN **GLASSFROGG**

Reduce medical costs by 90% using technology and data, not health insurance.


DBACKS

glassfrogg.com American Fork UT

Software | Technology | Marketplace | Community | Social Impact

OVERVIEW UPDATES WHAT PEOPLE SAY 4 ASK A QUESTION 2

Highlights

1. We already have 160+ customers and over $370,000 in ARR and we're just getting started.
2. We use technology and data, not health insurance, to save our users 90% on their medical care.
3. We help the 11 million people who take on credit card debt to pay for medical bills every year.
4. glassFROGG is affordable. Over half of small businesses can't afford health insurance for employees.
5. Never overpay for medical care again.
6. Only national cash pay network for hundreds of procedures with thousands of providers.
7. Over 40% of the businesses who do a virtual demonstration with us sign up.

Our Team



Lucien Morin CEO

Co-Founder and CEO of glassFROGG. Founder & CEO of Magellan, a human capital management firm with 1,500 clients Recognized as nation's top 10 payroll providers Recognized leader in employee benefits and as broker of the year by EMI Health

> As a small business owner and father of 6 children, I know what it's like to feel responsible for the health of my employees and their families. My co-founder, as the owner of a human capital resource firm, heard a similar story from many small business clients. We could no longer afford expensive premiums and high deductibles for our employees.



Jake Fackrell COO

Co-Founder and COO of glassFROGG. Founded and built several bootstrapped multi-million dollar companies from the ground up. Expert in aggregating raw, unstructured data. Inc 5000 award recipient.



Michael Jensen, PhD CTO

Founder and developer of top small business app featured by Apple Co-Founder of







Founder and developer of top small business app featured by Apple Co-Founder of company providing SaaS solutions for small businesses

Pitch

BUSINESSQ
10 Startups to watch in 2020
Silicon Slopes
Semi-finalist 2019 Startup Competition
kiln.
Finalist 2020 Startup Showcase
THE FUTURE OF HEALTH BENEFITS IS DRIVEN BY DATA AND MACHINE LEARNING, NOT HEALTH INSURANCE
glassFROGG

THE SUMMARY
EXECUTIVE SUMMARY
PROBLEM: Health insurance is too expensive for small businesses
SOLUTION: Data and machine learning platform for employees of small businesses #notinsurance
PRODUCT: Digital platform using data and tools for users to save 90% or more on medical care
LEADERSHIP TEAM: Big vision to make medical care affordable for everyone, 50+ years of channel and start-up experience with multiple successful exits
SPACE: 30 million small businesses every year with fewer than 20 employees
TAM: $42.8 Billion
COMPETITIVE ADVANTAGE: Affordable, non-insurance, data solution for small businesses
PURPOSE: Affordable medical care for everyone
MISSION: Every state by 12.31.22 (Currently in Utah, Texas and Arizona)
GO TO MARKET STRATEGY: Virtual demonstrations with small business owners who purchase after a 30 minute demonstration
CAC: $1,425.34
CLV: $6,271.96
CLV TO CAC RATIO: 4.4
UNIT ECONOMICS: For every 2.6 demos, we get one new client
SALES: 2020: $186k; 3,003% YOY annual revenue growth; 85% gross margins
SALES FORECASTS: 2021: $881,000
MILESTONES ACHIEVED: Product market fit, over 150 small business clients, over 3,700 users
NEXT MILESTONES: Nationwide expansion; $1 million run rate
THE ASK: $1.2 million to be used to implement the go to market strategy, hire key personnel and to achieve the next milestones.
*This slide contains forward looking projections that are not guaranteed
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NEVER OVERPAY FOR MEDICAL CARE AGAIN glassFROGG

THE PROBLEM
Skyrocketing Health Insurance Costs Are Crippling Small Businesses
54%
Premiums have risen since 2010
2X
Deductibles have doubled since 2010
$22,263
Average amount American families pay annually, including premiums and deductibles, before their health insurance pays anything
50%+
Over half of all small businesses do NOT offer health insurance to their employees because of cost
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jake.fackrell@glassfrogg.com
NEVER OVERPAY FOR MEDICAL CARE AGAIN glassFROGG

THE SOLUTION
glassFROGG
Data and machine learning platform for employers who can't afford health insurance.
EMPLOYEES (USERS)
Become patients to providers (reducing their medical costs by up to 90%) and crowdsource their medical bills
PROVIDERS
Display affordable medical care solutions that create demand with users
EMPLOYERS
Drive more employees (users) to the platform
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NEVER OVERPAY FOR MEDICAL CARE AGAIN glassFROGG

THE PRODUCT
EMPLOYEE CONNECTOR
BEST PRICE FINDER
TELEMED
DENTAL

Rx Savings
Find the best price for your medications with the glassFROGG Rx search tool!
Search Rx...
Submit Medical Bills
Join us to help everyone make more informed decisions, save money on healthcare, and promote transparency in medical pricing.
SUBMIT MEDICAL BILLS
Learn more about why we crowdsource bills
VISION
ID: Pending Enrollment
Plan Name: EyeMed Vision Care
Save big on vision with our exclusive partnership with EyeMed Vision Care.
ID Card Front - Back

See a glassFROGG demonstration from our CEO, Lou Morin

THE PRODUCT FEATURES

EMPLOYEES (USERS)

- Shop for affordable medical care and save thousands
- Telemed any time with $0 co-pay
- Prescription, vision, dental and hearing discounts
- Earn cash by submitting medical bills
- Connect with other users, providers, partners and policy makers

EMPLOYERS

- Recruit and retain happy, healthy employees for a fraction of the cost of traditional health insurance

PROVIDERS

- Gain a voice and access to an underserved market
- Obtain new patients

THE TAM

TOTAL ADDRESSABLE MARKET $42.8 Billion

Employee Connector

	# of Companies	Rate	Per Month	Annual
Self Employed	24,800,000	$95.00	$2,356,000,000	28,272,000,000
1-4 Employees	3,500,000	$195.00	$682,500,000	8,190,000,000
5-19 Employees	1,800,000	$295.00	$531,000,000	6,372,000,000
TOTAL				$42.8 BILLION

THE COMPETITION

	glassFROGG	Healthcare Bluebook	Amino	MD Save	Redirect Health	Clearcost Health	Motiv Health
Target SMB's with 1-19 EE's	✓						
Data from Actual Medical Bills	✓						
Only Nationwide Cash Pay Network	✓						
Free Trial Option	✓	✓		✓			
Data from Insurance Claims	✓	✓	✓			✓	
For Employers and Employees	✓	✓	✓		✓	✓	✓
Concierge	✓			✓	✓		
Can Set Appointments	✓		✓	✓	✓		
Partnerships with Providers	✓			✓	✓	✓	

THE COMPETITIVE ADVANTAGE

UNIQUE SELLING PROPOSITION

UNTAPPED MARKET: 1-19 EMPLOYEES
Small businesses who can't provide health insurance because of cost

MARKETPLACE
Only digital health marketplace connecting providers and users with affordable options, not insurance

SINGLE PLATFORM
The Zillow of medical care

HIGH GROSS MARGINS
85% gross margins

OPEN ENROLLMENT/NO NETWORK
Users can enroll any time and they are not limited to any one network

SHORT SALES CYCLE
Sales happen within a 30-minute virtual demonstration

FIRST-MOVER ADVANTAGE
First digital health platform that uses machine learning, crowdsourced data, and provider solutions to save users up to 90% on their medical care

THE SRATEGY

GO TO MARKET STRATEGY

TARGET MARKET Small businesses (SMB's)

TARGET CUSTOMERS SMB's with fewer than 20 employees who don't offer health insurance

BRAND PROMISE Never overpay for medical care

OFFERING Employers get happy, healthy workers; Employees save on their medical care

Employers: Inside sales, affiliates, Google and Facebook, associations, brokers

MARKETING Increase brand recognition and revenue with a multi-channel approach including SEO, PPC, SMS, email, and mailers

RETENTION PLAN Create brand loyalty with best-in-class cost saving tools, ongoing education, world-class customer service and user engagement

---

TRACTION

PRODUCT MARKET FIT

2019 Revenue: $1,542
2020 Revenue: $186,641
2021 Q1 Revenue: $98,625

Annual Revenue Growth Rate YOY: 3,003%

Over 3,700 registered users

150+ active recurring customers

Thousands of bill submissions and data sources

Hundreds of participating medical providers and partners

THE REVENUE

QUARTERLY GROWTH

Bar chart values:
- Q1 2020: $2,393
- Q2 2020: $10,850
- Q3 2020: $37,869
- Q4 2020: $60,725.95
- Q1 2021: $84,592

THE KPI's

KEY PERFORMANCE INDICATORS

CAC: $1,425

CLV: $6,271

CLV to CAC: 4.4

ARPU: $1,706

ARR: $331,427

ARR BY Dec. 31, 2021: $881,000

CURRENT RUN RATE: $381,600

MONTHLY RETENTION RATE: 97.97%

REVENUE PER EMPLOYEE: $2,271

SIZE OF MARKET: 30 million SMB's

UNIT ECONOMICS: 2.66 demonstrations to get one new paying client

*This slide contains forward looking projections that are not guaranteed

---

THE PROFORMA

	2021						2021 FY	2022 FY	2023 FY
	Jan-21	Feb-21	Mar-21	Q2	Q3	Q4			
Paid Subscribers	114	121	128	148	166	273	273	2081	8786
ARR (At End of Period)*	$ 498	$ 302	$ 325	$ 464	$ 727	$ 1,192	$ 1,192	$ 8,488	$ 35,905
ARR Growth %		-39%	8%		57%	64%		612%	323%
Cash Revenue*	$ 38	$ 29	$ 32	$ 150	$ 238	$ 394	$ 881	$ 3,592	$ 15,789
Growth Rate		-23%	9%		58%	65%		308%	340%
Cost of Sales*	$ 7	$ 4	$ 5	$ 29	$ 45	$ 72	$ 162	$ 326	$ 1,578
Gross Profit*	$ 31	$ 25	$ 27	$ 121	$ 194	$ 321	$ 719	$ 3,266	$ 14,212
Gross Margin %	82%	86%	86%	81%	81%	82%	82%	91%	90%
Operating Expenses*	$ 63	$ 63	$ 63	$ 244	$ 545	$ 998	$ 1,977	$ 3,049	$ 7,941
Net Income*	$ (33)	$ (38)	$ (36)	$ (123)	$ (351)	$ (677)	$ (1,258)	$ 217	$ 6,271
Net Income Margin	-106%	-153%	-132%	-101%	-181%	-211%	-175%	7%	44%
Headcount	13	13	13	13	26	29	29	58	174
Avg Rev/Empl(Annual)*							30	62	91
Investment and Financing*			$ 400	$ 800					
Cash (At End of Period)*	$ 117	$ 78	$ 42	$ 1,117	$ 765	$ 86	$ 86	$ 297	$ 6,562

*in $000s

*This slide contains forward looking projections that are not guaranteed

---

THE LEADERS

Lou Morin
CEO, Co-Founder
linkedin.com/in/lucien-morin-9340893b
- Founder & CEO of Magellan, a human capital management firm with 1,500 clients
- Recognized as one of the nation's top 10 payroll solution providers
- Recognized leader in employee benefits administration and as broker of the year by EMI Health
- Personally invested $165,000

Jake Fackrell, MBA
COO, Co-Founder
linkedin.com/in/jakefackrell
- Scrappy founder & CEO of two boot-strapped multimillion-dollar companies
- CEO of an Inc 5000, Utah 100 and UV30 fastest growing company
- Secured multimillion-dollar contracts with several Fortune 500 companies
- Personally invested $67,000

Dr. Michael Jensen

Dan Ashworth
Board of Directors
linkedin.com/in/dannyashworth
- Co-Founder of Bluehost which hosted over 2 million websites and had 350 employees at exit
- Personally invested $200,000

Dr. Michael Jensen
CTO
linkedin.com/in/mdjensen
- Founder and developer of top small business app featured by Apple
- Co-Founder of BlueZone Labs, providing SaaS solutions for small businesses

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THE ADVISORS

Jeff Mask · Executive business coach

Dr. Heidi Heras · Physician & transparency champion

Alex de Santiago · Patient advocate

Mary Christensen · Health industry provider executive

Dr. Jay Bishoff · World-renowned physician

Dave Chase · SaaS startup finance specialist

Aaron Smith · Healthcare billing expert

Brad Daw · Former Utah State Representative



Join the fight for affordable healthcare and cost transparency.

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THE ASK

Seed Round Ask: **$1.07M**
(Have **$400,000** Committed)

Already Raised **$660,500** Pre-Seed

PREDICTABLE GROWTH (SALES & MARKETING)
Inside Sales, Strategic Alliances, Affiliate Program, Brokers, Advertising, SEO, PPC, Educational Videos, Events

PRODUCT
Expansion Into Major Metros, Enhancements, Data Sets, Enhance Machine Learning

PERSONNEL
Department Heads, Inside Sales Reps, Developers, Marketing, Business Development, Customer Support

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CONTACT US

glassFROGG

jake.fackrell@glassfrogg.com

1365 West Business Park Drive, Suite 200

Orem, Utah 84058

Click to watch

▶ Employer Testimonial

▶ What is glassFROGG?

▶ The glassFROGG name

▶ User Testimonial

CLIENT SUCCESS
I love this service. I just had shoulder surgery and this database helped save over $9,000 and was super easy to use. Thanks glassFROGG. – Alan Northcutt

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Downloads

Article in Utah Valley Busiess Q Magazine.pdf

UV 50 10 Startups to Watch.pdf

Additional Information.xlsx

Search Save Education Video.mp4

glassFROGG All Hands.jpg

glassFROGG Team Strategy Meeting.jpg

2019 10 Startups to Watch.jpg